UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 8, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page
Item 1.	Press Release announcing the appointment of Maureen Donnelly As Chief Accounting Officer.	3

Signatures		4

Item 1. Press Release announcing the appointment of Maureen Donnelly as Chief Accounting Officer.

FOR IMMEDIATE RELEASE

STRATUS APPOINTS MAUREEN DONNELLY

CHIEF ACCOUNTING OFFICER

MAYNARD, Mass., Mar. 7, 2005 – Stratus Technologies, Inc. announced today that Maureen Donnelly has been named to the newly created position of chief accounting officer (CAO). Ms. Donnelly reports to Robert Laufer, Stratus’ chief financial officer, and to the audit committee of the Stratus board of directors.

“We are very pleased to have someone with Maureen’s credentials join our financial management team,” said Mr. Laufer. “The reporting and compliance complexities of operating a business responsibly in the current environment makes the expertise and industry experience she brings to our company all the more valuable.”

With nearly 24 years of financial management experience, Ms. Donnelly began her professional career in public accounting with Coopers and Lybrand. She joined Analog Devices, Inc. in 1984, where she remained until coming to Stratus as CAO. During that time she held a variety of positions in both operating unit and corporate financial management as the company grew from $250 million to $2.5 billion in revenue. She has extensive experience with SEC reporting, internal audit, and corporate accounting, as well as acquisitions and international accounting issues.

A resident of Newton, Mass., Ms. Donnelly earned her BS Accounting degree from Bentley College, and a MBA Finance degree from Babson College. She also is a certified public accountant.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. For more information, visit www.stratus.com.

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© 2005 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: March 8, 2005	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager